SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
STRATUS PROPERTIES INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	72-1211572 (I.R.S. Employer Identification No.)

98 San Jacinto Blvd., Suite 220 Austin, Texas (Address of Principal Executive Offices)	78701 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, par value $0.01 per share	The Nasdaq Global Market
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	000-19989
(If applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of Class)

EXPLANATORY NOTE
     This Amendment No. 1 amends and restates the Form 8-A filed on May 23, 2002 by Stratus Properties Inc. (the “Company”) to update the Company’s “Description of Capital Stock” that was included in the Company’s Registration Statement on Form 10, Registration No. 000-19989, as filed with the Securities and Exchange Commission on March 25, 1992. Any form of prospectus supplement or prospectus or any amendment to the Registration Statement that includes such description and that is subsequently filed by the Company is hereinafter incorporated by reference herein.
Item 1. Description of Registrant’s Securities to be Registered.
     The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the Delaware General Corporation Law and our amended and restated certificate of incorporation, as amended, which we refer to as our certificate of incorporation, and our by-laws. Copies of our certificate of incorporation and by-laws are incorporated herein by reference and will be sent to you at no charge upon request.
Authorized Capital Stock
     Under our certificate of incorporation, our authorized capital stock consists of 150,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of June 30, 2010, there were issued and outstanding 7,470,117 shares of common stock (not including 877,264 shares held in treasury) and associated preferred stock purchase rights.
     As of June 30, 2010, 88,937 shares were authorized for issuance upon exercise of stock options (of which 70,187 were exercisable) and 64,750 shares were authorized for issuance upon the vesting of restricted stock units.
Description of Common Stock
     Common stock outstanding. The issued and outstanding shares of common stock are, and the shares of common stock that we may issue in the future will be, validly issued, fully paid and nonassessable.
     Voting rights. Holders of common stock are entitled to elect all of the authorized number of members of the class of directors whose term is expiring, subject to any rights of holders of preferred stock, by a plurality vote. With respect to all other matters submitted to a vote of stockholders, except as required by law, the holders of the common stock will approve such other matters by a majority vote. Each share of common stock has one vote.
     Other rights. Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.
     Transfer agent. The transfer agent and registrar for the common stock is BNY Mellon Shareowner Services.
     NASDAQ. Our common stock is listed on The Nasdaq Global Market under the symbol “STRS.”
Certain Provisions of Our Certificate of Incorporation and By-laws
     Classified Board. Our board of directors has been divided into three classes, with each class consisting, as nearly as possible, of one-third of the total number of the directors and serving a three-year term. This classification of our board of directors may prevent our stockholders from changing the membership of the entire board of directors in a relatively short period of time. At least two annual meetings, instead of one, generally will be required to change the majority of directors. The classified board provisions could have the effect of prolonging the time required for one of our stockholders with significant voting power to gain majority representation on our board of directors. Where approval by a majority of the directors is necessary for a transaction, such as in the case of an interested stockholder business combination (as discussed below), the inability to gain majority representation on the board of directors immediately could discourage takeovers and tender offers. In addition, our stockholders are not entitled to cumulative voting rights in the election of directors.
     Supermajority Voting/Fair Price Requirements. Our certificate of incorporation provides that the approval of the holders of not less than 85 percent of our outstanding common stock is required for:
•	Any merger or consolidation of our company or any of our subsidiaries with or into any person or entity, or any affiliate of that person or entity, who was within the two years prior to the transaction a beneficial owner of 20 percent or more of our outstanding common stock, which we refer to as an interested party;

•	any merger or consolidation of an interested party with or into our company or any of our subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 10 percent of the fair market value of the total assets of our company or any of our subsidiaries in one or more transactions involving an interested party;

•	the adoption of any plan or proposal for liquidation or dissolution of our company proposed by or on behalf of any interested party;

•	the issuance or transfer by us or any of our subsidiaries of securities of our company having a fair market value of $1 million or more to any interested party in one or more transactions; or

•	any recapitalization, reclassification, merger or consolidation of our company or any of our subsidiaries that would increase an interested party’s voting power in our company or any of our subsidiaries.
     However, the 85 percent voting requirement is not applicable if:
•	our board approves the transaction, or approves the acquisition of the common stock that caused the interested person to become an interested person, and the vote includes the affirmative vote of a majority of our directors who are not affiliates of the interested party and who were members of our board prior to the time the interested party became the interested party;

•	the transaction is solely between us and any of our wholly owned subsidiaries or between any of our wholly owned subsidiaries; or

•	the transaction is a merger or consolidation and the consideration to be received by our common stockholders is at least as high as the highest price per share paid by the interested party for our common stock on the date the common stock was last acquired by the interested party or during a period of two years prior.
     Effects of Authorized but Unissued Common Stock and Blank Check Preferred Stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

     In addition, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized but unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.
     Advance Notice of Intention to Nominate a Director. Our by-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder’s intent to make a nomination has been delivered to our Secretary not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting. This provision also requires that the notice set forth, among other things, such information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by our board. Any nomination that fails to comply with these requirements may be disqualified.
     Advance Notice of Stockholder Proposals. Our by-laws permit a stockholder proposal to be presented at a stockholders’ meeting only if prior written notice of the proposal is provided to us within the time periods and in the manner specified in the by-laws.
     No Ability of Stockholders to Call Special Meetings. Our certificate of incorporation and by-laws deny stockholders the right to call a special meeting of stockholders, except to the extent that holders of preferred stock have the right to call a special meeting in some circumstances. Our certificate of incorporation and by-laws provide that, except to that extent, only the board of directors, the chairman of the board, or the president may call special meetings of the stockholders.
     No Ability of Stockholders to Act by Written Consent. Our certificate of incorporation denies our stockholders the right to take any action required or permitted to be taken at any annual or special meeting of stockholders by written consent.
     Removal of Directors; Filling Vacancies on Board of Directors. Under the Delaware General Corporation Law, a director on a classified board may be removed only for cause by a vote of the shareholders. Our certificate of incorporation and by-laws provide that any vacancies on the board of directors resulting by the death, resignation or removal of a director may be filled only by a majority vote of the remaining directors, regardless of any quorum requirements.
     Supermajority Voting Requirement. The affirmative vote of at least 85 percent of our outstanding capital stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the fair price requirements described above. In addition, our certificate of incorporation and our by-laws require the affirmative vote of at least 85 percent of our outstanding capital stock to amend, alter, change or repeal the provisions providing for the classified board structure, and the provisions prohibiting stockholders to act by written consent, to call a special meeting or to fill a vacancy on the board of directors.
     Amendment of By-laws. Our certificate of incorporation and by-laws provide that the by-laws may be altered, amended, changed or repealed by vote of the stockholders or at any meeting of the board of directors by the vote of a majority of the directors present or as otherwise provided by statute.
     Limitation of Liability of Directors and Officers. As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholder’s rights to recover monetary damages against a director for breach of a fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a stockholder, to seek non-

monetary relief, such as an injunction or rescission. The Securities and Exchange Commission has taken the position that this provision will have no effect on claims arising under the federal securities laws.
     In addition, our certificate of incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer who (because of the fact that he or she is our director or officer) is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by the director or officer in advance of the final disposition of a proceeding according to applicable law.
Description of Preferred Stock
     Under the Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series C Participating Cumulative Preferred Stock. We have reserved for issuance 300,000 shares of our Series C Participating Cumulative Preferred Stock, and no such shares are currently outstanding. For additional information relating to our Series C Participating Cumulative Preferred Stock, see “—The Rights Agreement.”
     We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights, which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.
The Rights Agreement
     The Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with our board of directors rather than attempt to acquire us in a manner or on terms that the board deems unacceptable. Under the Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series C Participating Cumulative Preferred Stock at an exercise price of $40 per unit, subject to adjustment. The rights trade with all outstanding shares of the common stock. The rights will separate from the common stock and become exercisable upon the earlier of:
•	the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 25 percent or more of our outstanding common stock, referred to as an acquiring person; or

•	the tenth business day, or any later date as determined by the board of directors prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring person.
     Term of rights. The rights will expire on May 29, 2012, unless we extend this date or redeem or exchange the rights as described below.
     Exercise after someone becomes an acquiring person. After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of the common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.
     Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:
•	we are acquired in a merger or other business combination; or

•	we sell or otherwise transfer 50 percent or more of our assets or earning power.
     Adjustment. The exercise price, the number of rights outstanding and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We will not issue fractional preferred stock shares. Instead, we will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.
     Rights, preferences and limitations of rights. Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of the common stock. In the event of liquidation, the holders of each share of preferred stock will be entitled to a preferential liquidation payment of the greater of $0.01 per share or 100 times the payment made per share of the common stock. Each share of preferred stock will entitle the holder to 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of the preferred stock will entitle the holder to receive 100 times the amount received per share of the common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock’s dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of preferred stock should approximate the value of one share of the common stock.
     Exchange and redemption. After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of common stock, or one one-hundredth of a share of preferred stock, per right. We generally may not make an exchange after any person or group becomes the beneficial owner of 50 percent or more of the common stock.
     We may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately, and the only right of the rights holders will be to receive the cash redemption price.
     Amendments. We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.
Item 2. Exhibits.
1.	Composite Certificate of Incorporation of the Registrant.*

2.	By-Laws of the Registrant, as amended through November 6, 2007 (incorporated by reference to Exhibit 3.4 to the Company’s Form 10-Q, filed with the SEC on August 11, 2008 (File No. 000-19989)).

3.	Specimen Common Stock Certificate.*

4.	Rights Agreement dated as of May 16, 2002, between Stratus Properties Inc. and Mellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4 to the Company’s Form 8-A, filed with the SEC on May 23, 2002 (File No. 000-19989)).

5.	Amendment No. 1 to Rights Agreement dated as of November 7, 2003, between Stratus Properties Inc. and Mellon Investor Services LLC (incorporated by reference to Exhibit 4 to the Company’s Form 8-K, filed with the SEC on November 14, 2003 (File No. 000-19989)).

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Stratus Properties Inc.
By:	/s/ Erin D. Pickens
	Name:	Erin D. Pickens
	Title:	Senior Vice President and Chief Financial Officer

Date: August 26, 2010